SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	108,128
	Other Shares	—

2. Share Price for Disposal (KRW)	Common Shares	36,400
	Other Shares	—

3. Estimated Total Amount* (KRW)	Common Shares	3,935,859,200
	Other Shares	—

4. Period of Disposal		From April 11, 2024 to June 24, 2024

5. Purpose of Disposal		To pay long-term performance-based incentives to executive officers and stock grant to outside directors for the year 2023 in the form of treasury shares.

6. Method of Disposal		Off-market transaction

8. Number of Treasury Shares before Disposal		11,447,338 (4.45% of total outstanding shares)

9. Date of Resolution		April 11, 2024

*

The above amount is calculated based on the closing price of KT common share of KRW 36,400 per share on April 9, 2024, and is subject to change according to the closing price on the actual disposal date.